[redacted]

SECU

17006217

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2017
Washington DC

SEC FILE NUMBER
8 - 52218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gagnon Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, 24th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan DuMont — 212-554-5050
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name -- *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan DuMont, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET M. MURRAY
Notary Public, State of New York
Registration #01MU4612731
Qualified In New York County
Commission Expires Sept. 14, 2018

Signature

CFO
Title

Margaret M Murray
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2016

GAGNON SECURITIES, LLC

CONTENTS

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Gagnon Securities, LLC

We have audited the accompanying statement of financial condition of Gagnon Securities, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gagnon Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 23, 2017

GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS	
Cash and cash equivalents	$ 2,102,677
Receivable from clearing broker	547,308
Furniture, fixtures and leasehold improvements, net	73,354
Other assets	493,717
	$ 3,217,056
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Employee compensation payable	$ 414,174
Accounts payable and accrued expenses	613,182
Total liabilities	1,027,356
Members' equity	
Members' equity	2,189,700
	$ 3,217,056

See accompanying notes to financial statement.

1. Nature of business

Gagnon Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on October 21, 1999. The Company provides brokerage and investment services to its clients and clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of the Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The Company is a registered broker-dealer and a registered investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts with maturities of 90 days or less from date of purchase to be cash equivalents. At December 31, 2016, the Company has $500,000 in an escrow deposit account held at the clearing broker, National Financial Services LLC, and is restricted.

Receivable from Clearing Broker

The Company clears its proprietary and customer transactions through its clearing broker on a fully disclosed basis. At December 31, 2016 the net commission and service fee receivable from the clearing broker was approximately $547,000.

Revenue Recognition

Proprietary securities transactions are recorded on a trade-date basis. Commissions and service fees revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis. The Company calculates and recognizes fee income from managed accounts. The Company shall be entitled to receive a fee based on a percentage of assets under management equal to 2.25% per annum (the "Management Fee"). The Management Fee shall be calculated on a monthly basis (0.1875% per month) based on the average daily value of the assets held in the account. The Management Fee shall be payable in arrears and will be charged to the account following the month in which such fee is calculated.

2. Summary of significant accounting policies (continued)

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	5 years	Straight-line
Leasehold improvements	shorter of lease term or useful life	Straight-line
Artwork		Not depreciated

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to local unincorporated business taxes in New York City (UBT).

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

3. Furniture, fixtures and leasehold improvements

Details of furniture, fixtures and leasehold improvements at December 31, 2016 are as follows:

Furniture and fixtures	$	55,651
Office and other equipment		395,920
Leasehold improvements		99,753
Artwork		15,085
		566,409
Less accumulated depreciation and amortization		(493,055)
	$	73,354

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $1,606,000, which was approximately $1,537,000 in excess of its minimum net capital requirement of approximately $69,000.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

6. Related party transactions

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships.

7. Income taxes

As of December 31, 2016, the Company owes approximately $54,000 in UBT tax which is included in accounts payable and accrued expenses on the statement of financial condition.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in certain financial institutions which, at times, may exceed the federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

9. Exemption from Rule 15c3-3

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Commitments

The Company is obligated under a non-cancellable operating lease for office space expiring through July 2022. The Company maintains a deposit of approximately $200,000 in the form of a letter of credit. This amount is included in other assets on the statement of financial condition. Future minimum annual rental payments at December 31, 2016 are as follows:

Year Ending December 31,	
2017	$ 821,520
2018	821,520
2019	821,520
2020	857,458
2021	883,128
Thereafter	515,158
	$ 4,720,304

Deferred rent for the year ended December 31, 2016 amounted to approximately $199,000 which is included in accounts payable and accrued expenses on the statement of financial condition.

11. Notes Receivable from Employees

Notes receivable from employees represent loans to employees for the purchase of non-voting member interests in the Company. Such allocation of non-voting interests is determined at the sole discretion of the majority holder of voting member units ("Majority Holder"). The notes are evidenced by a promissory note containing customary terms of payment and bear no interest. The Majority Holder may, at its sole discretion, waive payments on the notes. Upon termination of employment, the member is paid out the difference if their equity interest has increased or the member is asked to pay back the difference if their equity interest has decreased. The notes are collateralized by member units. During the year ended December 31, 2016, payments on the notes were waived and no new notes were issued. At December 31, 2016, notes receivable from employees of approximately $492,000 has been offset against members' equity in the accompanying statement of financial condition.

12. Member units

At December 31, 2016, approximately 73% of member units represent voting interests and approximately 27% of member units represent non-voting interests.

13. Employee benefit plan

The Company maintains a profit-sharing plan (the "Plan"), pursuant to Section 401(a) of the IRC for substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis. The Company accrued approximately $348,000 for profit sharing contributions, which is included in employee compensation payable on the statement of financial condition and employee compensation and benefits in the statement of operations.